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Direct Dial Number	E-mail Address
(212) 455-2516	BWells@stblaw.com

August 22, 2025

Via EDGAR

Todd Schiffman

James Lopez

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brookfield Private Equity Fund LP
Registration Statement on Form 10-12G
Filed July 1, 2025
File No. 000-56760

Dear Messrs. Schiffman and Lopez:

On behalf of Brookfield Private Equity Fund LP (the “Fund”), we are providing responses to written comments received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance on August 4, 2025 and August 6, 2025 relating to the above-referenced registration statement on Form 10, filed with the SEC on July 1, 2025 (the “Registration Statement”).

We are concurrently filing with the SEC an amendment to the Registration Statement (“Amendment No. 1”), including revisions in response to the Staff’s written comments. For convenience of reference, the Staff’s comments have been reproduced in italics below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers in Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

Securities and Exchange Commission	August 22, 2025

Form 10-12G filed July 1, 2025

Forward-Looking Statements, page 3

1.	We note your statement that the Registration Statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “1933 Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Please be advised that Section 27A(b)(1)(C) of the 1933 Act and Section 21E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Exchange Act. Please delete any references to the Private Securities Litigation Reform Act or make clear that these provisions do not apply to you.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 3 to remove the references to the safe harbor as set forth below.

This Registration Statement may contain forward-looking statements ~~within the meaning of Section 27A of the 1933 Act and Section 21E of the Exchange Act~~, which involve certain known and unknown risks and uncertainties.

Item 1. Business, page 5

2.	Please expand your business section to state clearly if you have not yet begun operations and to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising additional funds.

Response: At the time of filing the Registration Statement, the Fund had not yet begun operations. However, as of the date hereof, the Fund has commenced operations but has not yet completed a full quarter of operations. The Fund has included new disclosure regarding the Seed Investment on page 5. The Fund respectfully submits that the disclosure on page 5 includes a plan of operations for the next twelve months, including material steps required to pursue the Fund’s planned activities (i.e., commence the Fund’s Private Offering and continue its operations). However, in response to the Staff’s comment, the Fund has expanded the disclosure as set forth below:

~~The~~ While the Fund has not yet accepted third-party investors, the Fund expects to ~~hold~~ begin holding monthly closings as part of its Private Offering. We ~~have not yet~~ commenced investment operations and activities in July 2025 when certain Brookfield Investors sold and transferred certain initial asset investments to the Fund (each such initial investment, a “Seed Investment”) in exchange for an entitlement to receive Class B-1 Units. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations” below for more information regarding the Seed Investments. See also “—Investment Process” below for information regarding the Fund’s process for identifying, evaluating and monitoring Investments.

Securities and Exchange Commission	August 22, 2025

3.	We note the broad definition of Direct Investments on page 7, including equity instruments, debt, options, PIK notes, etc. We also note the Fund’s investment objective involves acquiring “high-quality businesses for value and further enhancing value post-acquisition through operational improvements.” Please revise Portfolio Allocation Targets on page 8 to further disaggregate the portion of the various investments, if known. If these amounts are to be determined, please revise to state so and further clarify the discussion of discretion in investment allocations. Additionally, please revise to clarify the extent to which investments are intended to provide acquisition of significant or majority ownership of businesses, and clarify the activities and expected timelines associated with implementing and monetizing “operational improvements.”

Response: The Fund has revised the disclosure under the headings “Investment Objective and Strategies” and “Portfolio Allocation Targets”, accordingly on pages 6 and 7 in response to the Staff’s comment, as indicated below. The Fund respectfully submits that, as included in the disclosure on page 7, the portfolio allocation targets are merely indicative and the Fund’s Investments may vary materially from the indicative allocation ranges, at the discretion of the General Partner, for a number of factors, including those enumerated therein. In addition, the Fund has included additional disclosure on pages 6 and 7 to clarify the extent to which investments are intended to provide acquisition of significant majority ownership of businesses and to clarify the expected timelines with respect to the Fund’s investments.

Pg. 6: The Fund currently expects to primarily co-invest in companies alongside other Brookfield Accounts across Brookfield’s private equity strategies, including control investments and non-control structured investments where Brookfield (through the Fund and/or such other Brookfield Accounts) would have significant governance rights. In addition, the Fund may also make stand-alone investments and take significant or majority ownership (and in some cases minority ownership) of such companies. The Fund may also invest in loans, bonds, evidence of indebtedness, debt securities (including convertible debt), public equities or other types of debt or debt-like instruments.

Pg. 6: The Fund will seek to acquire portfolio companies for value and to implement operational improvements that will have a meaningful impact on cashflows, and ultimately drive value creation. The expected timeline associated with implementing and monetizing operational improvements of the Investments will vary depending on the types of Investments, the nature of the acquisition of such Investments (e.g., in a take-private, carveout, sponsor to sponsor acquisition etc.) and the level of transformation required. The Manager will continually review each Investment on a case-by-case basis to assess monetization strategies, ongoing risks and opportunities. On an ongoing basis, the Manager carries out a sell or hold analysis, considering the underlying market conditions, potential upside and risks associated with continuing to hold an Investment. The Manager will actively seek to identify and evaluate future exit options and set the milestones necessary to achieve the desired exit timing and risk-adjusted realized returns. The exit strategies are expected to vary depending on the Investments and the timing required to implement any operational improvements. The Manager will evaluate multiple exit alternatives for each Investment.

Securities and Exchange Commission	August 22, 2025

Pg. 7: The Fund will generally seek to invest 80-85% of its total assets in Direct Investments, Secondary Investments and Primary Commitments, and 15-20% of its total assets in the Public Securities Portfolio. Direct Investments will generally consist of (i) equity investments that are controlled by the Fund and/or other Brookfield Accounts in the aggregate and (ii) structured hybrid investments whereby the Fund will take a senior position in the capital structure, rather than a control position. The Fund has not prescribed any other allocation targets, and the exact allocation of the Fund’s Investments may vary materially from these indicative allocation ranges at the discretion of the General Partner, due to various factors including, among others, (i) the pace of deployment of capital into Direct Investments, Secondary Investments and Primary Commitments; (ii) the investment performance and market value of Investments; (iii) availability of capital for Redemption Requests or other liquidity requirements; (iv) availability of capital in other vehicles or accounts that co-invest with the Fund; (v) large inflows of capital over a short period of time; (vi) the General Partner’s assessment of the relative attractiveness of opportunities; or (vii) an increase in anticipated cash requirements or Redemption Requests and subject to any limitations or requirements relating to applicable law. Certain Investments could be characterized by the General Partner, in its discretion, as either Direct Investments or within the Public Securities Portfolio depending on the terms and characteristics of such Investments. For the avoidance of doubt, in the event that the Fund’s Investments vary from the allocation ranges indicated above for any reason, the General Partner shall have no obligation to sell any Investments or take any other action to remedy such variances. While the Fund may invest in private credit, the Fund does not expect such investments to be a significant aspect or a material portion of the Fund’s investment strategy.

Securities and Exchange Commission	August 22, 2025

4.	If material, please revise here and where appropriate to address the growth and trends in private credit and the opportunities and risks they present.

Response: While the Fund may invest in private credit, such investments will not represent a material portion of the Fund’s assets. The Fund has revised the disclosure accordingly to indicate that the Fund’s investments may include certain private credit investments, but that such investments will not make up a material portion of the Fund’s assets on page 7, as set forth below.

While the Fund may invest in private credit, the Fund does not expect such investments to be a significant aspect or a material portion of the Fund’s investment strategy.

The Fund-Brookfield Private Equity Fund LP, page 5

5.	Briefly explain the purpose of “Parallel Funds” and parallel vehicles. For example, it is unclear how a Parallel Fund may differ from “co-investment vehicles, sidecar vehicles,” companion vehicles and similar structures.

Response: A Parallel Fund refers to one or more parallel investment funds or other entities, including any feeder vehicles into such entities, established by, or at the discretion of, Brookfield to facilitate the investment by certain investors to accommodate legal, tax, accounting, regulatory, compliance or certain other operational requirements which will generally invest (either directly or indirectly) in Investments alongside the Fund on a pro rata basis (based upon available capital and/or any other factor determined by the General Partner) and on substantially the same terms as the Fund (including by means of investing through an Intermediate Entity), unless the General Partner determines in good faith that a different allocation or terms are reasonably necessary for legal, tax, accounting, regulatory, compliance or certain other operational requirements. The difference between a Parallel Fund and “co-investment vehicles, sidecar vehicles, companion vehicles and similar structures” is that a Parallel Fund is not established as a distinct investment structure from the Fund’s structure and is established to facilitate investment by certain investors, including to accommodate legal, tax, accounting, regulatory, compliance or certain other operational requirements. The Fund has revised the disclosure on page 5, and the definition of Parallel Fund on page 2, accordingly as set forth below.

Securities and Exchange Commission	August 22, 2025

Pg. 2: the term “Parallel Funds” refers to one or more parallel vehicles established by, or at the direction of, Brookfield, to facilitate investment by certain investors, including to accommodate legal, tax, accounting, regulatory, compliance or certain other operational requirements, to generally invest alongside the Fund (as determined in the Manager’s discretion), but excluding BPE Canada and BPE Lux;

Pg. 5: Brookfield may also form one or more parallel ~~vehicles~~ investment vehicles to facilitate investment by certain investors, including to accommodate legal, tax, accounting, regulatory, compliance or certain other operational requirements established by, or at the direction of, Brookfield, to generally invest alongside the Fund, but excluding BPE Canada and BPE Lux (as determined in the Manager’s discretion, the “Parallel Funds”). Any such Parallel Funds are generally expected to invest (either directly or indirectly) in Investments alongside the Fund on a pro rata basis and on substantially the same terms as the Fund, unless the General Partner determines in good faith that a different allocation or different terms are reasonably necessary for legal, tax, accounting, regulatory, compliance or certain other operational requirements. The Fund anticipates holding its Investments, directly or indirectly through one or more intermediate entities (including corporations, limited liability companies or limited partnerships (including the Aggregator)) (the “Intermediate Entities”), as determined by the General Partner.

6.	We note the reference to the Aggregator and the statement that the Fund will “invest all or substantially all of its assets in the Aggregator.” Please revise to further clarify the nature of the investment. Additionally, please revise the graphic on page 9 and accompanying narrative to more clearly identify the Aggregator and the nature of its relationships with the Fund and Manager.

Response: The Fund has revised the disclosure accordingly on page 5 as set forth below and revised the BPE structure chart on page 8 to reflect where the Aggregator sits in relation to the Fund and the Manager. The Fund has also included an explanatory note to the updated BPE structure chart on page 8 as set forth below to clarify the Aggregator’s relationship with the Fund and the Manager.

Pg. 5: In addition to the Fund, Brookfield expects to form one or more other collective investment vehicles or other arrangements for certain other investors to invest in the Fund, including feeder funds. Brookfield has formed Brookfield Private Equity TE Feeder Fund LP, a Delaware limited partnership (the “Feeder” and together with any other feeder funds, the “Feeder Funds”), for certain investors with particular tax characteristics, such as certain U.S. tax-exempt investors and certain non-U.S. investors and BPEF US Aggregator (ON) LP, an Ontario limited partnership (including any successor vehicle or vehicles used to aggregate the holdings of the Fund and any Parallel Funds, the “Aggregator”)~~, an Ontario limited partnership~~. The Feeder will generally invest all or substantially all of its assets in one or more entities treated as a corporation for U.S. federal income tax purposes (a “Corporation”) which, in turn, intends to invest in Class I Units of the Fund. The Fund expects to invest all or substantially all of its assets in limited partnership interests in the Aggregator. The Fund is currently the sole limited partner of the Aggregator.

Securities and Exchange Commission	August 22, 2025

Pg. 8: BPEF US Aggregator (ON) LP is the Aggregator. Brookfield Private Equity Fund GP LLC, an affiliate of the Manager, is the General Partner of the Fund. The Fund expects to invest all or substantially all of its assets in limited partnership interests in the Aggregator and the Fund is currently the sole limited partner of the Aggregator.

Compensation of the Manager and General Partner, page 10

7.	Please revise to summarize the management fee and performance allocation features, which are currently described using many defined terms and references to other documents. For example, consider providing a table summarizing all possible compensation. To the extent management fees or performance allocation features include non-industry terms, please revise to clarify.

Response: The Fund has revised the disclosure accordingly on pages 10 and 11. The Fund respectfully submits that the management fees and performance allocation features are described using industry terms, and such disclosure is consistent with publicly available disclosure of peer funds.

Allocation of Investment Opportunities, page 14

8.	We note from the second paragraph that, “certain Brookfield Accounts will receive priority with respect to most opportunistic investments in businesses located, headquartered or principally operating in the Middle East and North Africa and with respect to asset-light financial infrastructure businesses that underpin the global financial system.” Please reference this in the Risk Factor section.

Response: The Fund respectfully submits that the above disclosure is referenced in the Risk Factor section on page 98 under the heading “Allocation of Investment Opportunities” as follows: “For example, certain other Brookfield Accounts will receive priority rights with respect to most opportunistic investments in businesses located, headquartered or principally operating in the Middle East and North Africa or with respect to asset-light financial infrastructure businesses that underpin the global financial system. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for the Fund are not expected to be available to the Fund, or the Fund will receive a smaller allocation of such opportunities than would otherwise have been the case. The factors considered by Brookfield in allocating investments among the Fund and other Brookfield Accounts may change over time (including to consider new, additional factors) and different factors may be emphasized or be considered less relevant to different investments.” The Fund has updated the disclosure on page 14 to include a cross reference to such risk factor.

Securities and Exchange Commission	August 22, 2025

Redemption Program, page 18

9.	Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program.

Response: The Fund acknowledges the Staff’s comment and respectfully notes that it has determined to operate a redemption program subject to the terms and conditions of the Fund LPA (i.e., the Fund’s governing instrument) in accordance with Rule 13e-4(h)(1) under the Exchange Act.1 As discussed further below, it is the Fund’s view that the redemption program is not a tender offer pursuant to the factors identified in Wellman v. Dickinson (“Wellman”),2 and applied in subsequent cases by the SEC and the Staff in determining what constitutes an “issuer tender offer” for purposes of the tender offer rules, and is therefore not subject to the provisions of Rule 13e-4 or Regulation 14E promulgated under the Exchange Act, as discussed below.

(A)	The Redemption Program is Not a Tender Offer Pursuant to the Wellman Factors

The Wellman factors are (1) the active and widespread solicitation of public shareholders for the shares of an issuer; (2) the offer to purchase is made at a premium over the prevailing market price; (3) the solicitation is made for a substantial percentage of the issuer's stock; (4) the terms of the offer are firm rather than negotiable; (5) the offer is contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) the offer is open only for a limited period of time; (7) the offeree is subjected to pressure to sell; and (8) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities.

1 Rule 13e-4(h)(1) provides that the requirements of Rule 13e-4 shall not apply to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” The Fund LPA (i.e., the Fund’s governing instrument) provides the terms and conditions of the redemption program and controls any modifications thereof.

2 Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979).

Securities and Exchange Commission	August 22, 2025

The Fund will not engage in an active or widespread solicitation for the redemption of its Units. The Redemption Program will be described in the Fund’s confidential private placement memorandum (“Memorandum”), is included as Annex B to the Fund LPA and any communications to Unitholders identifying changes to the Redemption Program will be communicated through supplements to the Memorandum, current or periodic reports filed by the Fund with the SEC, a press release and/or via the Fund’s website. Unitholders who desire to have all or a portion of their Units redeemed by the Fund will do so of their own volition and not at the behest, invitation or encouragement of the Fund or anyone acting on behalf of the Fund. The role of the Fund in effectuating redemptions under the Redemption Program will be solely ministerial and will merely facilitate the only practical means for full or partial exit by Unitholders from their investment in the Fund.

No premium will be paid over the prevailing market price by the Fund for any Units redeemed. The redemption price will be the most recent NAV for the Class of Units being redeemed. NAV will also be used for investors’ subscriptions and the NAV calculation process is described in detail in the Memorandum. There will be no established regular trading market for the Fund’s Units. The Redemption Program limits redemptions in any calendar quarter to 5% of all Classes of Units outstanding (either by number of Units or aggregate NAV) as of the close of the previous calendar quarter. The Fund respectfully submits that the presence of such limitation means there is no reasonable likelihood that the Redemption Program will have the effect of the Fund redeeming a “substantial percentage” of its Units in any quarter.

The Fund’s Redemption Program is not contingent on a fixed number, or any number, of Units being redeemed. All Unitholders may choose to request the Fund to redeem none, all or a portion of their Units on a quarterly basis. The Redemption Program is generally expected to be available on the same terms each quarter indefinitely. The Fund will not encourage, invite, solicit or in any way pressure Unitholders to participate in the Redemption Program and will not offer to redeem Units at a premium. In fact, within the first two years after purchase, Unitholders will be incentivized to not participate in the Redemption Program because of the Early Redemption Fee.

Because the Redemption Program will have no set termination date, Unitholders will feel no pressure to make decisions regarding redeeming their Units to the Fund under the Redemption Program. The intent of the Fund’s Redemption Program is to provide the Fund’s Unitholders with ongoing opportunities for liquidity. The Fund notes for the Staff that the terms of the Redemption Program are consistent with a wide variety of similarly situated open-end private funds.

Securities and Exchange Commission	August 22, 2025

It is the Fund’s view that the Redemption Program is operated solely for the benefit of investors and the Fund has no interest in or incentive to encourage participation through coercion or any other method. In fact, it is in the Fund’s interest that investors maintain their investment and not participate in the Redemption Program.

Accordingly, the Fund respectfully submits that the tender offer rules, including Rule 13e-4 and Regulation 14E, are not applicable to the Fund’s Redemption Program.

(B)	Rule 13e-4 Does Not Apply Pursuant to Rule 13e-4(h)(1) Because the Redemption Program is Subject to the Terms and Conditions of the Fund LPA

As described in part (A) above, the Fund’s Redemption Program is not a tender offer under the Wellman factors. In addition, Rule 13e-4(h)(1) provides that the tender offer rules under Rule 13e-4 shall not apply to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” The Fund LPA provides the terms and conditions of the Redemption Program as a feature of its governing document and controls any modifications thereof.

By its plain terms Rule 13e-4(h)(1) embraces both purchases at the election of the issuer, i.e. “calls,” and also “redemptions.” A redemption is a purchase made pursuant to the terms of a contract, whether mandatory, at the option of the issuer or at the option of the holder, depending on the terms of the applicable redemption provision. If a “redemption” were read only to embrace a purchase at the election of the issuer, its inclusion in Rule 13e-4(h)(1) would be rendered a redundancy—a result that should be avoided.

The Fund’s Redemption Program governs the redemption of the Fund’s Units upon the request of the Unitholder and the Fund is not aware of any guidance with legal basis for why such a redemption would not be covered by Rule 13e-4(h)(1). Nor is the Fund aware of any definition of “repurchase” or “redemption” in the 1933 Act or the Exchange Act.3

(B)(1)	Rule 13e-3(g)(4) Provides a Sound Rationale for a Broad Reading of the Term “Redemption”

In 1979, the SEC’s Adopting Release for Rule 13e-4 also included a concurrent adoption of Rule 13e-3 “[s]ince tender offers subject to Rule 13e-4 may also involve going private transactions[.]”4 Rule 13e-3(g)(4) is instructive in understanding the exemption in Rule 13e-4(h)(1) because it too addresses redemptions and calls. There, the carve out to Rule 13e-3’s requirements includes “[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.” We are aware of no SEC guidance rejecting the view that such redemptions cover any equity security redeemed by an issuer, irrespective of whether such redemption comes at the option of the issuer or the shareholder. We are also not aware of any legal basis to differentiate the treatment of the terms “call” and “redemption” in Rule 13e-4 from the terms “calls” and “redemptions” in Rule 13e-3.

3 Whereas, in contrast, the Investment Company Act expressly defines “redeemable security” as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.” See 15 U.S.C. § 80a-2(a)(32).

4 See Adopting Release Nos. 6108; 16112; 10842, 1979 SEC Lexis 863, at *2 (Aug. 16, 1979).

Securities and Exchange Commission	August 22, 2025

(B)(2)	The Fund’s Redemption Program Does Not Entail the Types of Purchases that Would Result in Abuses under Rule 13e-4

The tender offer rules were meant to apply to those transactions in which marketable securities are purchased at prices arbitrarily determined by the redeeming party that could then impact the market price of the issuer’s securities.5 The below are examples of relief from Rule 13e-4 granted by the Staff to issuers that gave a redemption right to the holder at the holder’s election and sought relief on the grounds that such redemption rights were carved out from the tender offer rules by Rule 13e-4(h)(1).

In Brock Exploration Corporation, the issuer maintained that repurchases pursuant to the limited partner’s “right to have his limited partnership interest purchased is the substantial equivalent of a call or redemption” under Rule 13e-4 and that each of Rules 13e-3, 13e-4 and Regulation 14D should be interpreted to exempt “redemptions, calls or similar purchases of a[n] [equity] security pursuant to specific provisions set forth in instrument(s) creating or governing that class of [equity] securities.”6 Ultimately, the Staff decided to issue no-action relief on the prudential basis that the repurchase arrangement did not trip the policy rationale for implementing the protections of Rule 13e-4. The Staff determined that while it was “not free from doubt” that the company’s purchases of interests presentable for repurchase by the issuer did not constitute a tender offer under Rule 13e-4, “[n]evertheless, since the terms and conditions of the [o]ffers are governed by the [a]greements, as described above, purchases of [i]nterests pursuant to the [o]ffers would not appear to result in any of the abuses Rule 13e-4 was designed to prevent.”7

5 See SEC No-Action Letter, Brock Exploration Corp., 1980 SEC No-Act. LEXIS 3468, at *14 (May 30, 1980); see also Adopting Release at *6 (“Section 13(e) of the [Exchange Act] empowers the Commission to define manipulative, deceptive and fraudulent acts and practices with respect to issuers’ repurchases of their own securities, whether by tender offer or otherwise, and to adopt means reasonably designed to prevent such acts and practices.”)

6 Id. at *7.

7 Id. at *8.

Securities and Exchange Commission	August 22, 2025

The Staff continued this line of reasoning in Merrill Lynch Puerto Rico Tax Exempt Fund Inc.,8 providing no-action guidance to the applicant from Rule 13e-4. In its no-action letter, the Staff outlined the representations of the applicant’s redemption program including that (1) all common stock redemptions would be at a price equal to the NAV per share; (2) the board of directors had adopted a policy implementing the provisions of the redemption program as outlined in the issuer’s governing document on a monthly basis; (3) shareholders maintained the ability to revoke their redemption requests; (4) redemptions were available for all common stock; (5) all shareholders would receive instructions on how to redeem; and (6) redemptions were intended as a liquidity mechanism for shareholders.9 The Staff further required that no secondary market for the shares being repurchased develop and the issuer would maintain its policy of accepting redemption requests no less frequently than once per month.10

In Beverly Enterprises,11 the Staff applied similar reasoning to an issuer providing holders of liquid yield option notes (“LYONs”) the option to convert their securities into common stock pursuant to an option provision that was specified in the issuer’s governing documents. The Staff issued no-action relief on the basis that (1) the terms and conditions of the option provision were fixed; (2) the issuer remained subject to the Exchange Act; and (3) the issuer would not take steps to encourage or discourage exercise of the option provision. The Staff followed up with relief for a similar LYON repurchase provision under Rule 13e-4 in National Medical, citing similar factors in issuing its relief.12

Read together, the Staff has historically granted relief under 13e-4 for redemption options that provide predetermined terms and conditions and equal treatment of such redemption options for shareholders without any coercive action by the issuer. If a redemption program otherwise meets the requirements of 13e-4(h)(1), the Staff has been amenable to granting relief from the tender offer rules insofar as the redemption program avoids the “abuses” Rule 13e-4 was intended to address.

Here, there is no secondary market for the Fund’s Units and no secondary market is expected to develop. The terms of the Redemption Program are fully disclosed to investors and included in the Fund LPA. No solicitation will be made to seek participation in the Redemption Program. Accordingly, the Fund believes the functioning of the Redemption Program “does not constitute a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.”13 For the reasons described in part (A) above, we do not believe the Redemption Program is a tender offer under the Wellman factors. As such, the Fund believes its interpretation and application of 13e-4(h)(1) to the Redemption Program is consistent with the Staff’s prior guidance.

8 See SEC No-Action Letter, Merrill Lynch Puerto Tax-Exempt Fund, Inc., 1995 SEC No-Act. LEXIS 625 (Aug. 7, 1995).

9 Id. at *3.

10 Id. at *4.

11 See SEC No-Action Letter, Beverly Enterprises, 1985 SEC No-Act. LEXIS 2793, at *6 (Nov. 6, 1985).

12 See Nat’l Med. Ents., Inc., 1986 SEC No-Act. LEXIS 1878, at *6 (Jan. 31, 1986).

13 Beverly Enterprises, at *15.

Securities and Exchange Commission	August 22, 2025

10.	With respect to the continuous private offering and redemption program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

Response: The Fund respectfully submits that Rule 102(b)(3) of Regulation M exempts redemptions by limited partnerships at a price based on NAV which are effected in accordance with the terms and conditions of the instruments governing the securities; provided that such securities are not traded on a securities exchange or through an inter-dealer quotation system or electronic communications network. Consistent with the foregoing, the Fund is a limited partnership; its Units are not traded on a securities exchange or through an inter-dealer quotation system or electronic communications network; and the redemption price of the Units will be equal to NAV as set forth in the Fund LPA. Accordingly, Regulation M would not prohibit the Fund from making repurchases during its continuous private offering.

Securities and Exchange Commission	August 22, 2025

Use of Artificial Intelligence…, page 59

11.	Disclose whether you have adopted usage policies and procedures governing the use of Artificial Intelligence by the Funds personnel.

Response: The Fund has not adopted usage policies and procedures governing the use of Artificial Intelligence by the Fund’s personnel because (i) the Fund will not have any employees and the services necessary for its business, including the services performed by the officers of the Fund, will be provided by individuals who are employees of the General Partner, the Manager or their Affiliates and (ii) Brookfield (including the General Partner, the Manager and their Affiliates) has implemented policies and procedures governing the use of artificial intelligence by its personnel. In response to the Staff’s comment, the Fund has revised the disclosure accordingly to indicate that Brookfield has implemented policies and procedures regarding the use of artificial intelligence on page 59 as set forth below.

From time to time, Brookfield, will utilize artificial intelligence, machine learning, data analytics and similar tools that collect, aggregate and analyze data (collectively, “Data Tools”) in connection with the management of the Fund’s and/or the Investments. The Fund will pay and bear a portion of fees, costs and expenses for obtaining and maintaining such Data Tools, including, without limitation, for electronic subscription materials (if applicable), data providers (including related systems and services from such data providers and data management software) and costs of related information management systems and trading systems, including development of such systems (whether maintained at Brookfield or otherwise) in connection with such Data Tools. There are significant risks involved in utilizing Data Tools and no assurance can be provided that the usage of such Data Tools will enhance the Fund’s portfolio or assist the Fund or its Investments in being more efficient or profitable. For example, certain Data Tools may utilize historical market or sector data in their analytics. To the extent that such historical data is not indicative of the current or future conditions in the applicable market or sector, or the Data Tools fail to filter biases in the underlying data or collection methods, the usage of Data Tools may lead Brookfield to make determinations on behalf of the Fund, including potentially purchase and sale decisions, that have an adverse effect on the Fund’s Investments. While Data Tools may improve the efficiency of data analytics and reduce investment costs, there is no assurance that returns from investments utilizing Data Tools will be higher than they would be if investment decisions were made solely using human analytics or that the expenses related to Data Tools directly or indirectly borne by the Fund will outweigh such reduced investment costs or outweigh such risks. Data Tools may also be subject to data herding and interconnectedness (i.e., multiple market participants utilizing the same data), which may adversely impact the markets in which the Fund invests, and in turn, the Fund’s investments. In addition, the use of Data Tools may enhance cybersecurity risks and operational and technological risks. The technologies underlying Data Tools and their use cases are rapidly developing, and remain subject to existing laws, including consumer and federal equal opportunity laws. As a result, it is not possible to predict all of the legal, operational or technological risks related to the use of Data Tools. Moreover, Data Tools are the subject of evolving review by various regulatory agencies, including the SEC and the U.S. Federal Trade Commission, and changes in the regulation of the use of Data Tools may adversely affect the ability of Brookfield and the Fund to use Data Tools to manage the Fund and its Investments. While Brookfield has implemented policies and procedures regarding the use of Data Tools by its personnel (including the personnel who are employees of the General Partner, the Manager or their Affiliates, that provide services necessary for our business) there is no guarantee that such policies and procedures will be adequate or will protect Brookfield in all instances due to the rapidly developing legal, operational and technological risks related to the use of Data Tools.

Securities and Exchange Commission	August 22, 2025

Written Agreements with Unitholders, page 82

12.	Please summarize this risk in the Risk Factor Summary on page 4.

Response: The Fund acknowledges the Staff’s comment and understands that under Item 105(b) of Regulation S-K the Risk Factor Summary should contain a summary of the principal factors that make an investment in the registrant or offering speculative or risky. The Fund does not expect to enter into written agreements with Unitholders and accordingly would not view such risk to be a principal factor that would make an investment in the Fund speculative or risky. The Fund has included the risk factor “Written Agreements with Unitholders” because the General Partner has the authority to enter into such agreements. However, as the Fund does not view such risk factor as a principal risk, the Fund has not included the summary of this risk in the Risk Factor Summary on page 4.

General

13.	We note that the General Partner is authorized to “…structur[e] the Fund’s holdings and business operations in a manner that would allow the Fund and the Feeder to rely on a different exclusion from the definition of ‘investment company’ under the Investment Company Act, register as an investment company under the Investment Company Act or elect to be regulated as a business development company under the Investment Company Act…”. Please discuss supplementally the likelihood of such restructuring, the conditions that may prompt such restructuring, and the specific exclusion(s) that are currently in contemplation.

Response: The Fund respectfully submits that the Fund will rely upon the exclusion from the definition of “investment company” set out in Section 3(c)(7) of the Investment Company Act and the Fund is not considering and does not currently anticipate any restructuring. The conditions that may prompt such restructuring are currently unknown and there are not any specific exclusions that are currently in contemplation While the Fund does not currently expect to structure its investments to meet another exemption, if organically the investments allowed for the Fund to qualify for another exemption, the General Partner has the authority and may determine it is in the Fund’s best interest to pivot to that exemption.

***

Securities and Exchange Commission	August 22, 2025

Please feel free to contact me (212-455-2516 or BWells@stblaw.com) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	Craig Ruckman, Brookfield Private Equity Fund LP
Evita Ferreira, Brookfield Private Equity Fund LP
Neesa Patel Sood, Simpson Thacher & Bartlett LLP
Deborah Gruen, Simpson Thacher & Bartlett LLP
Ruoke Liu, Simpson Thacher & Bartlett LLP